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                                    EXHIBIT A


         Mr. Unterman is the President, a director and controlling shareholder of GBU Inc. ("GBU"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). GBU is the sole general partner of Oak Tree Partners, L.P. ("Oak Tree") and GEM Convertible Securities Partners, L.P. ("GEM Convertible").

         As of December 31, 1998, Oak Tree owned an aggregate of (a) 248,119 shares of the Common Stock of Advantica Restaurant Group, Inc. (the "Company"), and (b) 570,110 warrants to purchase the Common Stock of the Company (the "Warrants"). As of December 31, 1998, GEM Convertible owned (a) 14,416 shares of the Common Stock of the Company and (b) 32,037 Warrants. Each Warrant may be exercised for one share of the Common Stock.

         Pursuant to Regulation 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Regulation"), GBU is deemed to be the beneficial owner of an additional 570,110 shares of Common Stock which Oak Tree has the right to acquire upon exercise of the Warrants, and GBU is also deemed to be the beneficial owner of 32,037 shares of Common Stock which GEM Convertible has the right to acquire upon exercise of the Warrants. GBU is deemed to be the beneficial owner of 864,682 shares or 2.1% of the Company's Common Stock, as calculated in accordance with the Regulation.

         Mr. Unterman is also the President, director and sole shareholder of GEM Capital Management, Inc. ("GEM Capital"), an investment adviser registered under the Advisers Act. GEM Capital is an investment adviser for various managed accounts over which it has investment discretion. Pursuant to the Regulation, GEM Capital is deemed to be the beneficial owner of the shares of Common Stock and Warrants owned by the accounts for which GEM Capital acts as investment adviser. Accordingly, GEM Capital is deemed to be the beneficial owner of (a) 973,373 shares of Common Stock and (b) 680,084 Warrants.

         Pursuant to the Regulation, GEM Capital is deemed to be the beneficial owner of an additional 680,804 shares of Common Stock which it has the right to acquire upon exercise of the Warrants. GEM Capital is deemed to be the beneficial owner of 1,653,457 shares or 4.0% of the Common Stock, as calculated in accordance with the Regulation.

         By virtue of his control of GBU and GEM Capital, Mr. Unterman is deemed to be the beneficial owner of 2,518,137 Shares of Common Stock or 6.1% of the shares of the Company, as calculated in accordance with the Regulation, and he is deemed to share voting and dispositive power over the shares of Common Stock and Warrants over which GBU and GEM Capital have investment discretion.

         GBU and GEM Capital are of the view that they are not acting as a "group" for purposes

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of Section 13(d) under the Securities Exchange Act of 1934 and they are not otherwise required to attribute to each other the beneficial ownership of securities deemed to be beneficially owned by the other corporation under the Securities Exchange Act.










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